Exhibit 99.1

Alterity Therapeutics Appoints Highly Experienced Biotech Executive Ann Cunningham to its Board of Directors

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 17 April 2026: Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced the appointment of Ms Ann Cunningham to its Board of Directors as an independent Non-Executive Director, effective 17th April 2026. Ms Cunningham’s appointment further strengthens Alterity’s Board composition, adding significant global commercial and strategic expertise as the Company transitions toward late-stage development in Multiple System Atrophy (MSA).

Ms Cunningham brings more than 25 years of global pharmaceutical and biotechnology experience, with deep expertise in commercial strategy and leadership across neurodegenerative disease and psychiatry. She has held senior roles at leading global organisations including Eli Lilly and Company and Teva Pharmaceuticals, where she led multiple marketing and sales teams and was responsible for neurodegenerative and psychiatry portfolios.

"We are delighted to welcome Ann to the Alterity Board at a pivotal stage in the Company’s evolution as we prepare to advance ATH434 into Phase 3 development,” said Julian Babarczy, Alterity’s Non-Executive Chairman of the Board of Directors. “Ann brings an outstanding combination of global pharmaceutical experience, commercial leadership and deep domain expertise in neurodegenerative diseases. Her experience in shaping commercial strategy for innovative therapies will be highly valuable as we position ATH434 for late-stage development and, ultimately, commercialisation. Importantly, Ann’s perspective will strengthen the Board as we focus on executing our Phase 3 program and maximising the value of our pipeline for shareholders."

Ms Cunningham commented, "I am excited to join Alterity at such a pivotal time, with promising clinical data driving strong momentum for ATH434 as a potential disease modifying treatment for patients suffering from neurodegenerative diseases. In MSA, the Company is addressing a significant unmet need, and I look forward to adding my patient-focused experience alongside the Board and management team to support the next phase of growth."

Ann Cunningham is the Founder and Chief Executive Officer of i³ Strategy Partners, a pharmaceutical consulting group focused on improving health outcomes through innovative patient engagement strategies, particularly within underserved communities. Ms. Cunningham has guided senior pharmaceutical and biotechnology executives in planning and executing multiple successful portfolio strategies and blockbuster brand launches, including instrumental roles in the successful commercial launch and sales of Lilly’s Cymbalta®, for which she led the development and execution of the “Depression Hurts” consumer campaign, and Otsuka America’s Rexulti®, serving as Senior Director, Global Brand Lead. While at Lilly, she also led psychiatry sales teams as Area Sales Director responsible for Cymbalta®, Zyprexa® and Strattera®. Ms. Cunningham also led the commercial development of a product portfolio as Vice President of Neurodegenerative Disease and Psychiatry at Teva Pharmaceutical Industries. She currently serves on the Board of Directors of Vistagen Therapeutics and previously served as its Chief Commercial Officer. Ms. Cunningham holds a B.A. in Psychology from Yale University and an MBA from the University of Michigan, Stephen M. Ross School of Business.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

Authorisation & Additional information

This announcement was authorized by the Board of Alterity Therapeutics Limited.

Contacts:

Investors:

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.